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Exhibit (a)(5)(D)

PRESS RELEASE

INVESTOR CONTACT:
Jessica Kourakos
Synopsys, Inc.
650-584-1901

EDITORIAL CONTACT:
Yvette Huygen
Synopsys, Inc.
650-584-4547

Synopsys Commences $13.50 Per Share All-Cash Tender Offer for MoSys

        MOUNTAIN VIEW, Calif., March 22, 2004—Synopsys, Inc. (Nasdaq: SNPS) today announced the commencement, through its wholly owned subsidiary Mountain Acquisition Sub, Inc., of a $13.50 per share all-cash tender offer for any and all outstanding shares of Monolithic System Technology, Inc. (MoSys) (Nasdaq: MOSY), pursuant to the merger agreement entered into among Synopsys, Mountain Acquisition Sub, Inc. and MoSys on February 23, 2004. On March 22, 2004, Synopsys elected, in accordance with the terms of the merger agreement, to change the transaction from an exchange offer (which would have involved both cash and stock consideration) to an all-cash tender offer at a purchase price of $13.50 per share of MoSys common stock, net to the seller, without interest.

        Unless the tender offer is extended, the tender offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Friday, April 16, 2004. The board of directors of MoSys has unanimously recommended that the stockholders of MoSys tender their shares of MoSys common stock pursuant to the tender offer.

        The acceptance for payment of shares of MoSys common stock in the tender offer is subject to certain conditions, including the tender of a number of shares of MoSys common stock equal to greater than 50% of the sum of the aggregate number of shares of MoSys common stock then outstanding, plus the aggregate number of shares of MoSys common stock issuable upon the exercise of all vested options, warrants or other rights to acquire common stock of MoSys then-outstanding, receipt of regulatory approvals and other conditions set forth in the merger agreement.

        Following the acceptance for payment of shares in the tender offer, Synopsys intends to cause its acquisition subsidiary to be merged into MoSys, with MoSys surviving the merger as a wholly owned subsidiary of Synopsys. In the merger, any MoSys stockholders who have not tendered their shares and had them accepted for payment in the tender offer will become entitled to receive the same cash price per share paid in the tender offer, subject to their appraisal rights under Delaware law.

        The complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and related documents being filed by Synopsys and Mountain Acquisition Sub, Inc. with the Securities and Exchange Commission (the "Commission") today. Mosys is also filing its Solicitation/Recommendation Statement on Schedule 14D-9 with the Commission today, which will contain the board recommendation described above.

About Synopsys

        Synopsys, Inc. (Nasdaq: SNPS) is the world leader in electronic design automation (EDA) software for semiconductor design. The company delivers technology-leading IC design and verification platforms, and IC manufacturing software products to the global electronics market, enabling the development and production of complex systems-on-chips (SoCs). Synopsys also provides intellectual property and design services to simplify the design process and accelerate time-to-market for its customers. Synopsys is headquartered in Mountain View, California and has offices in more than 60 locations throughout North America, Europe, Japan and Asia. Visit Synopsys online at www.synopsys.com.

Additional Information and Where to Find It

        This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of MoSys. MoSys stockholders are urged to read the relevant tender offer documents because they contain important information that MoSys stockholders should consider before making any decision regarding tendering their shares. Synopsys is filing a Schedule TO that includes the tender offer materials with the Commission, and MoSys is filing a Solicitation/Recommendation Statement with respect to the tender offer with the Commission. The tender offer materials (including an Offer to Purchase, a Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, Letter of Transmittal and other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of MoSys at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement are available without charge at the Commission's web site at www.sec.gov. Documents may also be obtained from the Information Agent for the tender offer, D.F. King & Co., Inc., 48 Wall Street, New York, New York, 10005, telephone (212) 269-5550 or (800) 488-8035. Computershare Trust Company of New York is acting as Depositary for the tender offer.

Interests of Certain Persons in the Offer and the Merger

        Synopsys will be, and certain other persons may be, soliciting MoSys stockholders to tender their shares into the tender offer. The directors and executive officers of Synopsys and the directors and executive officers of MoSys may be deemed to be participants in Synopsys' solicitation of MoSys' stockholders to tender their shares into the tender offer.

        Synopsys is a registered trademark of Synopsys, Inc. All other trademarks mentioned in this release are the intellectual property of their respective owners.

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  Exhibit (a)(5)(D)